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                                                                   EXHIBIT 2


                [REAL ESTATE ASSOCIATES LIMITED III LETTERHEAD]


RE: Real Estate Associates Limited III

Dear Investor:

        Several limited partners have called or written us to tell us that they have received an unsolicited tender offer to buy their interest in REAL III.
The buyers represent that these purchases would be for investment purposes only.

        While the General Partners are unable to value the interests because of a lack of market for them, limited partners should be aware of the tax consequences of a sale of their interests.

        Most of the limited partners have negative capital account balances with respect to their interests in REAL III. Our accountants tell us that on average, the negative capital account balance for a $5,000 investor at the end of December 1996 was approximately $8,880. This means that an investor would recognize gain from the sale of his REAL III interest in an amount equal to approximately $8,955 (the "$8,880 negative capital account balance plus the $75 cash sales price). This gain would be "passive" and would be offset by passive losses which such investor may have from REAL III (suspended from prior years) or other sources. The maximum suspended losses from REAL III per $5,000 unit are approximately $3,534. Unless a limited partner has suspended or current losses from other sources, a substantial portion of the gain would still be subject to tax liability.

        PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION.

                                   Sincerely,

                     National Partnership Investments Corp.


/s/  Charles H. Boxembaum                       /s/  Bruce E. Nelson
---------------------------------               --------------------------------
Charles H. Boxembaum                            Bruce E. Nelson
Chairman of the Board                           President